Amesite Inc.

607 Shelby Street, Suite 700 PMB 214

Detroit, MI 48226

September 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim

Re:	Amesite Inc. (f/k/a Amesite Operating Company) Registration Statement on Form S-1, as amended File No. 333-248001

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Amesite Inc. (f/k/a Amesite Operating Company) (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Thursday, September 24, 2020, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Respectfully submitted,

AMESITE INC. (f/k/a Amesite Operating Company)

By:	/s/ Ann Marie Sastry, Ph.D.
Name:	Ann Marie Sastry, Ph.D.
Title:	Chief Executive Officer